

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

<u>Via U.S. Mail and Facsimile to (239) 263-8191</u>

George G. Beasley
Chairman of the Board and CEO
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, FL 34103

      RE: Beasley Broadcast Group, Inc.
             Form 10-K for the fiscal year ended December 31, 2009
             Filed March 11, 2010
             File No. 000-29253

Dear Mr. Beasley:

     We have completed our review of your filings and do not have any further comments at this time.

             Sincerely,

             /s/ Larry Spirgel
             Larry Spirgel
             Assistant Director